Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURTIIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Xenon Pharmaceuticals Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common shares, no par value per share.

The general terms and provisions of our common shares are summarized below. This summary does not purport to be complete and is subject to, and qualified in its entirety by express reference to, the provisions of our articles of incorporation and by-laws, each of which is included as an exhibit to the Annual Report on Form 10-K to which this description is an Exhibit, and each of which may be amended from time to time. We encourage you to read our articles of incorporation and bylaws and the applicable provisions of the Canada Business Corporations Act (the “CBCA”) for additional information.

Our authorized share capital consists of (i) an unlimited number of common shares and (ii) an unlimited number of preferred shares issuable in series, of which an unlimited number have been designated as Series 1 preferred shares. Our board of directors is authorized, without shareholder approval except as required by the listing standards of The Nasdaq Global Market, to issue additional shares of our common shares or preferred shares.

Common Shares

Voting Rights. The holders of our common shares are entitled to one vote for each common share held on all matters submitted to a vote of the shareholders, including the election of directors. Our articles and by-laws do not provide for cumulative voting rights. Because of this, the holders of a plurality of the common shares entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends. Subject to priority rights that may be applicable to any then outstanding preferred shares, holders of our common shares are entitled to receive dividends, as and when declared by our board of directors in their absolute discretion out of legally available funds.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our common shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding preferred shares.

Rights and Preferences. Holders of common shares have no pre-emptive or conversion rights and our common shares have no provisions for redemption or repurchase for cancellation, surrender or sinking or purchase funds. There are no provisions in our articles or by-laws requiring holders of common shares to contribute additional capital. The rights, preferences and privileges of the holders of common shares are subject to and may be adversely affected by, the rights of the holders of any series of preferred shares that we may designate and issue in the future.

Fully Paid and Nonassessable. All of our outstanding common shares are fully paid and nonassessable. Our board of directors has the authority to issue, without further action by our shareholders, additional common shares.

Preferred Shares

Our board of directors has the authority to issue, without further action by our shareholders, an unlimited number of preferred shares, issuable in one or more series, and subject to the provisions of the CBCA and the provisions of our Series 1 preferred shares, to fix such rights, preferences, privileges, restrictions and conditions thereon, including dividend and voting rights, as our board of directors may determine, and such rights, preferences and privileges, including dividend rights, voting rights and rights relating to the distribution of our assets in the event of liquidation, dissolution or winding up of our affairs, whether, voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, may be superior to those of our common shares. Any new series of preferred shares authorized by our board of directors will have rights, preferences and privileges that are substantially the same as our Series 1 preferred shares, the terms of which are described in greater detail below. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common shares and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred shares could, among other things, have the effect of delaying, deferring or preventing a change in control of our company or other corporate action and could adversely affect the market price of our common shares and the voting and other rights of the holders of our common shares. No rights, privileges, restrictions or conditions attached to a series of preferred shares shall confer on a series a priority in respect of dividends or return of capital over any other series of preferred shares that are then outstanding. If any cumulative dividends or amounts payable on return of capital in respect of a series of preferred shares are not paid in full, all series of the preferred shares participate ratably in respect of accumulated dividends and return of capital.

Series 1 Preferred Shares

Rank. In the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of Series 1 preferred shares are entitled to all of our remaining property and assets pari passu on a share for share basis with the holders of our common shares.

Conversion. Each Series 1 preferred share is convertible into one common share at any time at the holder’s option without payment of any additional consideration, provided that any such conversion must be for at least the lesser of (i) 100,000 Series 1 preferred shares, (ii) the remaining number of Series 1 preferred shares then held by such holder and (iii) such other number of Series 1 preferred shares as agreed between us and such holder. Holders of the Series 1 preferred shares are prohibited from converting Series 1 preferred shares into common shares if, as a result of such conversion, the holder, together with its affiliates, would beneficially own more than 9.99% of the total number of common shares issued and outstanding immediately after giving effect to such conversion, which we refer to as the Beneficial Ownership Limitation, provided that the holder may reset the Beneficial Ownership Limitation to a higher or lower number (not to exceed 19.99% of the total number of common shares issued and outstanding immediately after giving effect to a conversion) upon providing written notice to us. Any such notice providing for an increase to the Beneficial Ownership Limitation will be effective 61 days after delivery to us.

Each Series 1 preferred share is also convertible into one common share at any time at our option without payment of additional consideration, provided that prior to any such conversion, the holder, together with its affiliates, beneficially owns less than 5.00% of the total number of common shares issued and outstanding and such conversion will not result in the holder, together with its affiliates, beneficially holding more than 5.00% of the total number of common shares issued and outstanding immediately after giving effect to such conversion.

In the event of a change of control, holders of Series 1 preferred shares shall be issued one common share for each outstanding Series 1 preferred share held immediately prior to the change of control (without regard to the Beneficial Ownership Limitation), and following such conversion, will be entitled to receive the same kind and amount of securities, cash or property that a holder of common shares is entitled to receive in connection with such change of control.

Voting Rights. The holders of the Series 1 preferred shares will not be entitled to receive notice of or to attend any meeting of the shareholders and will not be entitled to vote at any such meeting. Notwithstanding the foregoing, the holders of the Series 1 preferred shares are entitled to receive notice of and attend any meeting of the shareholders and vote on all matters on which the common shares are entitled to vote, voting together with the common shares on an as-converted basis and as a single class, provided that the voting rights of any holder shall not exceed the Beneficial Ownership Limitation notwithstanding any voting or other rights the holder may have at law or otherwise. In no case shall a Series 1 preferred share be entitled to more than one vote on an as-converted basis. Any Series 1 preferred shares that are ineligible to convert into common shares due to the Beneficial Ownership Limitation, measured as of a given record date that applies for a shareholder meeting, shall be deemed to be non-voting securities.

We may not, without the affirmative vote of the holders of a majority of the then outstanding Series 1 preferred shares, (i) alter or change adversely the powers, preferences or rights given to the Series 1 preferred shares or alter or amend or repeal any provision of, or add any provision to, our articles or bylaws, or file any articles of amendment, if such action would adversely alter or change the rights, privileges, restrictions and conditions provided for the benefit of the Series 1 preferred shares, or (ii) enter into any agreement with respect to any of the foregoing.

Transferability. Prior to any sale, transfer or other disposition of Series 1 preferred shares, the holder must provide us with prior written notice at least three trading days in advance. No transfers may be affected unless the number of Series 1 preferred shares being transferred is at least the lesser of (i) 100,000 Series 1 preferred shares, (ii) the remaining number of Series 1 preferred shares then held by such holder and (iii) such other number of Series 1 preferred shares as agreed between us and such holder.

Dividends. Holders of the Series 1 preferred shares are entitled to receive dividends (other than dividends in the form of common shares) on the Series 1 preferred shares (without regard to the Beneficial Ownership Limitation) if, as and when declared by our board of directors on the common shares. All dividends which our board of directors may determine to declare and pay must be declared and paid in equal or equivalent amounts per share on all of the Series 1 preferred shares in priority to the holders of the common shares.

Adjustments. If the common shares are subdivided, consolidated, reclassified or otherwise changed, the Series 1 preferred shares will be subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner. If the common shares are exchanged or changed into other securities, cash or other property, the Series 1 preferred shares when converted will be converted into such other securities, cash or other property in the same manner. If the common shares are converted into or exchanged for the right to receive more than one type of consideration, the consideration for which the Series 1 preferred shares are exchangeable will be deemed to be the weighted average of the types and amounts of consideration received by the holders of common shares.

Redemption. We may not redeem the Series 1 preferred shares.

Preferred Shares Outstanding. As of the date of this Annual Report on Form 10-K, there are no Series 1 preferred shares outstanding.

Corporate Governance

Under the CBCA, we are required to hold a general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting and no later than six months after the end of the preceding financial year. The CBCA requires that meetings of shareholders shall be held at any place within Canada as our board of directors may from time to time determine. A notice to convene a meeting, specifying the date, time, location, and the means of communication facility, if applicable, by which shareholders and proxyholders may participate in the meeting must be sent to shareholders, to each director and the auditor not less than 21 days prior to the meeting or such other minimum period as required by the applicable securities laws. Under the CBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws requirements are met.

Under the CBCA, all business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements, auditor’s report, election of directors and re-appointment of the incumbent auditor, is deemed to be special business. Notice of a meeting of shareholders at which special business is to be transacted shall state (a) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and (b) the text of any special resolution to be submitted to the meeting.

Under the CBCA, our board of directors has the power at any time to call a special meeting of our shareholders. In addition, the holders of not less than 5% of our issued shares that carry the right to vote at a meeting sought to be held can also requisition our board of directors to call a meeting of our shareholders for the purposes stated in the requisition. If our board of directors does not call the meeting within 21 days after receiving the requisition, any shareholders who signed the requisition can call the meeting and the expenses reasonably incurred by such shareholders in requisitioning, calling and holding the meeting must be reimbursed by us.

Those entitled to vote at a meeting are entitled to attend meetings of our shareholders. Every shareholder entitled to vote may appoint a proxyholder to attend the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. Directors, auditors, legal counsels, secretary (if any), and any other persons invited by the chair of the meeting or with the consent of those at the meeting are entitled to attend any meeting of our shareholders but will not be counted in quorum or be entitled to vote at the meeting unless he or she or it is a shareholder or proxyholder entitled to vote at the meeting.

Certain Takeover Bid Requirements

Unless such offer constitutes an exempt transaction, an offer made by a person, an “offeror”, to acquire outstanding shares of a Canadian entity that, when aggregated with the offeror’s holdings (and those of persons or companies acting jointly with the offeror), would constitute 20% or more of the outstanding shares in a class, would be subject to the take-over provisions of Canadian securities laws. The foregoing is a limited and general summary of certain aspects of applicable securities law in the provinces and territories of Canada, all in effect as of the date hereof.

In addition to those takeover bid requirements noted above, the acquisition of our shares may trigger the application of statutory regimes including among others, the Investment Canada Act (Canada) and the Competition Act (Canada).

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition, or the Commissioner, to review any acquisition of control over a significant interest in us. This legislation grants the Commissioner of Competition jurisdiction to challenge an acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition in any definable market in Canada.

This legislation requires any person who intends to acquire our common shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded and if that person (and their affiliates) would hold more than 20% of our common shares. If a person already owns 20% or more of our common shares, a notification must be filed when the acquisition of additional shares would bring that person’s holdings to over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner first provides written notice that the acquisition will not be challenged. Where the waiting period has expired and such a written notice has not been provided, or where a notification is not required, the parties may complete the acquisition, though the Commissioner may still challenge it within one year from completion.

There is no limitation imposed by Canadian law or our articles on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act.

The Investment Canada Act requires any person that is a “non-Canadian” (as defined in the Investment Canada Act) who acquires control of an existing Canadian business, where the acquisition of control is not a reviewable transaction, to file a post-closing notification form with the Investment Review Division of the Canadian government. The Investment Canada Act generally prohibits the implementation of a reviewable transaction unless, after review, the relevant minister is satisfied that the investment is likely to be of net benefit to Canada. Under the Investment Canada Act, direct acquisition of control of us through the acquisition of our common shares (or the acquisition of all or substantially all our assets) by a non-Canadian investor who is a Trade Agreement country investor, including a U.S. investor, but not a state-owned enterprise, would be reviewable only if our enterprise value (as determined pursuant to the Investment Canada Act) exceeds CAD$1.931 billion for 2023 (increasing annually on the basis of a prescribed formula in the Investment Canada Act to reflect changes in the Canadian gross domestic product). If the acquisition of control of us is by a non-Canadian that is not a Trade Agreement country investor or a state-owned enterprise, but is a World Trade Organization member country investor, the acquisition of control would be reviewable only if our enterprise value exceeds CAD$1.287 billion for 2023 (increasing annually on the basis of a prescribed formula in the Investment Canada Act to reflect changes in the Canadian gross domestic product). If the acquisition of control of us is by a state-owned enterprise that is a non-Canadian who is a World Trade Organization member country investor, including a U.S. investor, the acquisition of control would be reviewable only if the value of our assets was equal to or greater than CAD$512 million for 2023 (subject to an annual adjustment on the basis of a prescribed formula in the Investment Canada Act to reflect changes in Canadian gross domestic product).

The acquisition of a majority of the voting interests of an entity is deemed to be acquisition of control of that entity (more than 50% of voting shares). The acquisition of less than a majority but one-third or more of the voting shares of a corporation or an equivalent undivided ownership interest in the voting shares of a corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control of that corporation. Certain transactions in relation to our common shares would be exempt from review by the Investment Canada Act including:

•	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;
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the acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

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the acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which ultimate direct or indirect control in fact of us, through the ownership of our voting shares, remains unchanged.

Under the national security regime in the Investment Canada Act, a review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada.” The relevant test is whether such an investment by a non-Canadian could be “injurious to national security.” Review on national security grounds is at the discretion of the federal government and may occur on a pre- or post-closing basis.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or which would affect the remittance of dividends or other payments by us to non-Canadian holders of our common shares or preferred shares, other than withholding tax requirements.

Neither our articles nor by-laws contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

This summary is not a comprehensive description of relevant or applicable considerations regarding such requirements and, accordingly, is not intended to be, and should not be interpreted as, legal advice to any prospective purchaser and no representation with respect to such requirements to any prospective purchaser is made. Prospective investors should consult their own Canadian legal advisors with respect to any questions regarding securities law in the provinces and territories of Canada.

Actions Requiring a Special Majority

Under the CBCA, certain corporate actions require the approval of a special majority of shareholders, meaning holders of shares representing not less than 66 ⅔% of those votes cast in respect of a shareholder vote addressing such matter. Those items requiring the approval of a special majority generally relate to fundamental changes with respect to our business, and include among others, resolutions: (i) amending our articles; (ii) approving an amalgamation; (iii) approving a continuance; and (iv) providing for a sale, lease or exchange of all or substantially all of our property.

Advance Notice Procedures and Shareholder Proposals

Under the CBCA, shareholders may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to us in advance of any proposed meeting by delivering a timely written notice in proper form to each of our directors and to our registered office in accordance with the requirements of the CBCA. The notice must include information on the business the shareholder intends to bring before the meeting.

In addition, our by-laws require that shareholders provide us with advance notice of their intention to nominate any persons, other than those nominated by management, for election to our board of directors at a meeting of shareholders.

These provisions could have the effect of delaying until the next shareholder meeting the nomination of certain persons for director that are favored by the holders of a majority of our outstanding voting securities.

Ownership and Exchange Controls

There is currently no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends, interest or other payments by us to non-resident holders of our common shares, other than withholding tax requirements.

There is currently no limitation imposed by Canadian law or our articles or by-laws on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act and the Competition Act (Canada). These acts will generally not apply except where a control of an existing Canadian business or company, which has Canadian assets or revenue, or enterprise value (as applicable) over a certain threshold, is acquired and will not apply to trading generally of securities listed on a stock exchange.

Listing

Our common shares are listed on the Nasdaq Global Market under the symbol “XENE.”